Form NSAR
Q77O Transaction effected Pursuant to Rule 10f3
Fidelity Rutland Square Trust II

Fund Name	Strategic Advisers Core Fund
Date of Offering	03/02/2017
Purchase Date	03/02/2017
Settlement Date	03/07/2017
Security Name	Snap Inc.
CUSIP	83304A106
Offering Price (per share/par, USD$)	$17.00
Purchase Price (per share/par, USD$)	$17.00
Shares/Par Purchased	108,100.000
Compensation Paid to Underwriters (USD$)	$0.4250
Total Paid by Fund (including fees, USD$)	$1,837,700.00
Class Size	200,000,000
Allocation to Fund (as % of Class)	0.0541%
Affiliated Underwriter	J.P. Morgan
Underwriter Purchased From:	Morgan Stanley
Underwriting Members: (1)	Morgan Stanley
Underwriting Members: (2)	Goldman, Sachs & Co.
Underwriting Members: (3)	J.P. Morgan
Underwriting Members: (4)	Deutsche Bank Securities
Underwriting Members: (5)	Barclays
Underwriting Members: (6)	Credit Suisse
Underwriting Members: (7)	Allen & Company LLC